Exhibit 99.1

James C. Smith Joins Thomson Reuters Board of Directors

NEW YORK, January 19, 2012 – Thomson Reuters (NYSE, TSX: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced the appointment of James C. Smith (52) to the company’s Board of Directors.

Mr. Smith was appointed chief executive officer of Thomson Reuters on January 1, 2012. Prior to his appointment, Mr. Smith served as Thomson Reuters chief operating officer.  Previously, he had been chief executive officer of the company’s Professional division, where he oversaw the Legal, Tax & Accounting and Intellectual Property & Science businesses.  Mr. Smith joined the Thomson Newspaper group in 1987.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 55,000 people and operates in over 100 countries.  Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).  For more information, go to www.thomsonreuters.com.

CONTACTS

MEDIA	INVESTORS

Calvin Mitchell	Frank J. Golden
Senior Vice President, Corporate Affairs	Senior Vice President, Investor Relations
+1 646 223 5285	+1 646 223 5288
calvin.mitchell@thomsonreuters.com	frank.golden@thomsonreuters.com